UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

FORM 11-K
_____________

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

Commission File No. 000-51305

HERITAGEBANK OF THE SOUTH
401(K) PLAN
(Full title of the plan)

HERITAGE FINANCIAL GROUP, INC
(Name of issuer of the securities held pursuant to the plan)

721 North Westover Boulevard
Albany, Georgia 31707
(Address of the plan and address of issuer's principal executive offices)

HERITAGEBANK OF THE SOUTH
401(K) PLAN

FINANCIAL REPORT
DECEMBER 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
HeritageBank of the South 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of HeritageBank of the South 401(k) Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HeritageBank of the South 401(k) Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAULDIN & JENKINS, LLC

Albany, Georgia
June 16, 2011

HERITAGEBANK OF THE SOUTH
401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

ASSETS	2010	2009
Investments:
Mutual funds and collective trusts, at fair value	$3,059,539	$2,232,919
Investments in sponsor's parent company common stock, at fair value	842,721	518,139
Cash and cash equivalents	44,181	28,234
	3,946,441	2,779,292
Receivables:
Employer contributions	-	5,563
Participant contributions	-	13,309
Notes receivable from participants	24,641	3,439
	24,641	22,311
Total assets	3,971,082	2,801,603

LIABILITIES
Other liabilities	15,471	8,114

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	3,955,611	2,793,489

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contract	(17,211)	7,547

NET ASSETS AVAILABLE FOR BENEFITS AT CONTRACT VALUE	$3,938,400	$2,801,036

See Notes to Financial Statements.

HERITAGEBANK OF THE SOUTH
401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2010

Additions to net assets attributed to: Investment income
Net appreciation in fair value of investments (Note 4)	$463,856
Interest and dividends	77,692
541,548

Interest income on notes receivable from participants	782
Employer contributions	119,358
Rollover contributions	283,979
Participant contributions	470,264
874,383
Total additions and investment income	1,415,931

Deductions from net assets attributed to:
Benefits paid to participants	267,003
Administrative expenses	11,564
278,567
Net increase	1,137,364

Net assets available for benefits:
Beginning of year	2,801,036
End of year	$3,938,400

See Notes to Financial Statements.

HERITAGEBANK OF THE SOUTH
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION

The following description of the HeritageBank of the South 401k Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the benefit of the employees of Heritage Bank of the South (the Bank).  The Bank is a wholly-owned subsidiary of Heritage Financial Group, Inc. (the Company).  The Plan is intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC) and similar state tax laws.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Employees are eligible to make 401(k) deferrals upon the latter of their hire date or the date that they attain age 21.  In order to be eligible to receive employer matching contributions, employees must have attained age 21 and completed a year of service, as defined in the Plan.  After completion of these requirements, an employee becomes eligible to share in employer matching contributions as of the January 1 or July 1 following or coinciding with attainment of these requirements.

Contributions

Each year, participants may make salary deferral contributions in any percentage from 1% to 75% of pretax annual compensation, as defined in the Plan.  The Bank makes a discretionary matching contribution of 50% of participants' deferrals up to 4% of the participants' compensation.  In addition, the Bank may also make discretionary profit sharing Plan contributions.  Participants may roll over amounts representing distributions from other qualified defined benefit or contribution plans.  Participants direct the investment of their contributions to selected investments as made available and determined by the Plan Administrator.  The Plan currently offers fourteen mutual fund options, a stable value common/collective trust, and the common stock of the sponsor’s parent company as investment options.  Participants may change their investment options any time throughout the year via password protected internet access.

Participant accounts

Each participant's account is credited with the participant's contribution, the Bank's matching contribution, and discretionary contributions, if any.  Plan earnings and expenses are allocated based on participant account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION (Continued)

Voting rights

All voting rights on shares of the Company common stock held in the Plan shall be exercised by the trustee as directed by each participant for whom the stock is held.   The trustee votes unvoted shares at its discretion.

Vesting

Participants are immediately vested in their salary deferral contributions plus actual earnings thereon.  The portion of the participants' accounts attributable to the Bank's matching and discretionary contributions become 20% vested after one year of credited service as defined and continues to vest at the rate of 20% for each successive year of service until 100% vested after five years of service.

Notes receivable from participants

Prior to July 1, 2006, participants could borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 of 50% of their vested account balance.  The loans are secured by the balance in the participant's account and bear interest at rates comparable to rates then in effect at a major banking institution.  Loan terms range from one to five years, or longer for the purchase of a primary residence.  Principal and interest are paid ratably through monthly payroll deductions.  The Plan adopted new prototype plan provisions as of January 1, 2006 which do not provide for new participant loans.  The loans originated prior to this date continue under original terms.  During 2010, the Plan sponsor acquired new bank branches.  In conjunction with the acquisition, the participants were allowed to rollover their 401k investments and associated loans into the Plan with the original terms.

Forfeitures

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $2,265 and $3,012, respectively.  The forfeited nonvested accounts will be used to reduce employer-matching contributions and to cover costs of administration of the Plan.  Any excess forfeitures shall be allocated to remaining participants' accounts.

Payment of benefits

Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum payment amount equal to the value of the participant's vested interest in his or her account, or installment payments no less frequent than annually. Effective January 1, 2009, in-kind distributions of Plan Sponsor stock are allowed. Withdrawals prior to termination of service are permitted under certain circumstances as defined by the Plan.

NOTES TO FINANCIAL STATEMENTS

NOTE 2.	SIGNIFICANT ACCOUNTING POLICIES

The Plan's significant accounting policies are as follows:

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  The Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation and income recognition

Investments in the common stock of the Company are valued at fair value, as determined by quoted market prices. Investments in common/collective trust funds ("funds") are stated at estimated fair values, which have been determined by the bank sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates.  Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund which represents the net asset value of the shares held by the fund at year end.

Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is accrued on the ex-dividend date.  Interest on notes receivable from participants is recorded as received.

NOTES TO FINANCIAL STATEMENTS

NOTE 2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payment of benefits

Benefits are recorded when paid.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Recent accounting pronouncements

Fair Value Measurements and Disclosures – In January 2010, the FASB issued Accounting Standards Update 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”) which clarifies certain existing fair value disclosures and requires a number of additional disclosures including separate presentation for each “class” of assets and liabilities measured at fair value.  ASU 2010-06, among other things, also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.  ASU 2010-06 has been incorporated into the 2010 financial statements.

Plan Accounting – Defined Contribution Pension Plans – In September 2010, the FASB Accounting Standards Update (ASU) No. 2010-25 “Reporting Loans to Participants by Defined Contribution Pension Plans.”  The Plan has adopted the new guidance and has classified participant loans as assets outside of investments for all periods presented.

Risks and uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 3.	ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Bank.  No such officer or employee receives compensation from the Plan.  Certain administrative expenses are paid directly by the Bank.  Certain brokerage and processing expenses are paid to the trustee and recordkeeper from the Plan.

NOTES TO FINANCIAL STATEMENTS

NOTE 4.	INVESTMENTS

The fair value of individual assets that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are as follows:

Fair Value
2010:
Mutual Funds - Equity
Blackrock Global Allocation Fund	$281,875
Columbia Funds ACORN Fund CL A	250,019
American Funds - Fundamental Investors R 2	302,508
American Funds - Growth FD AMERI CL R 2	355,282
American Funds - Europacific Growth Fund R 2	261,715

Collective Trust Fund
Reliance Trust Stable Value Fund	803,525

Heritage Financial Group, Inc. common stock, 67,852 shares	842,721

2009:
Mutual Funds - Equity
Blackrock Global Allocation Fund	$198,598
Columbia Funds ACORN Fund CL A	189,071
American Funds – Fundamental Investors R 2	239,975
American Funds – Growth FD AMERI CL R 2	267,211
American Funds – Europacific Growth Fund R 2	202,303

Collective Trust Funds
Reliance Trust Stable Value Fund	525,079

Heritage Financial Group, Inc. common stock, 71,468 shares	518,139

During the year ended December 31, 2010, the Plan’s investments appreciated in fair value as follows:

Fair value as determined by quoted market value:
Collective trust fund and mutual funds	$233,593
Heritage Financial Group, Inc. common stock	230,263
$463,856

NOTES TO FINANCIAL STATEMENTS

NOTE 5.	FAIR VALUE MEASUREMENTS

Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

NOTES TO FINANCIAL STATEMENTS

NOTE 5.	FAIR VALUE MEASUREMENTS (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common stocks:  Valued at the closing price reported on the active market on which the individual security is traded.

Mutual funds and collective trusts:  Valued at the net asset value (NAV) of shares held by the Plan at year end for mutual funds and the estimated fair value as determined by the bank sponsoring the trust for collective trusts.

Notes receivable from participants:  Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total

Cash and money market funds	$44,181	$-	$-	$44,181
Common stocks	842,721	-	-	842,721
Mutual funds:
Growth and value funds	1,509,187	-	-	1,509,187
Balanced funds	478,535	-	-	478,535
Fixed income funds	220,463	-	-	220,463
Real estate funds	47,829	-	-	47,829
Common trust, stable value	-	803,525	-	803,525
Total assets at fair value	$3,142,916	$803,525	$-	$3,946,441

NOTES TO FINANCIAL STATEMENTS

NOTE 5.	FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total

Cash and money market funds	$28,234	$-	$-	$28,234
Common stocks	518,139	-	-	518,139
Mutual funds:
Growth and value funds	1,160,232	-	-	1,160,232
Balanced funds	333,163	-	-	333,163
Fixed income funds	178,936	-	-	178,936
Real estate funds	35,509	-	-	35,509
Common trust, stable value	-	525,079	-	525,079
Total assets at fair value	$2,254,213	$525,079	$-	$2,779,292

NOTE 6.	RELATED PARTY TRANSACTIONS

Recordkeeping fees in the amount of $11,564 were paid to the recordkeeper during the year ended December 31, 2010.  Additionally, at December 31, 2010 and 2009, the Plan had participant directed investments of $842,721 and $518,139, respectively, in the Plan Sponsor's parent company common stock.  Dividends received by the Plan on the Plan Sponsor's parent company stock were $26,935 in 2010.

NOTE 7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their entire account.

NOTE 8.	TAX STATUS

Effective January 1, 2006, the Plan adopted a non-standardized form of a prototype plan sponsored by Wright Retirement Services, LLC.  The prototype plan has received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status.  The prototype plan opinion letter has been relied upon by the Plan.  The Plan Administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

HERITAGEBANK OF THE SOUTH
401(K) PLAN

SUPPLEMENTARY INFORMATION
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

	Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value	Cost of Acquisition		Current Value
Mutual Funds - Equity
Baron Asset Fund	Mutual Fund (1,612.942 units)	$	**	$89,147
Blackrock Global Allocation Fund	Mutual Fund (14,514.675 units)		**	281,875
Columbia Acorn - A	Mutual Fund (8,550.593 units)		**	250,019
Davis Real Estate - A	Mutual Fund (2,045.713 units)		**	47,829
American EuroPacific R-2	Mutual Fund (6,499.002 units)		**	261,715
American Fundamental Investors R 2	Mutual Fund (8,274.287 units)		**	302,508
American Growth R 2	Mutual Fund (11,950.252 units)		**	355,282
MFS Value Fund A	Mutual Fund (6,838.503 units)		**	155,986
Putnam Asset Allocation Conservative - A	Mutual Fund (4,211.187 units)		**	38,743
Putnam Asset Allocation Growth R	Mutual Fund (13,029.494 units)		**	157,917
Riversource Emerging Markets A	Mutual Fund (9,558.177 units)		**	94,530
Mutual Funds - Fixed Income
American High Income Trust R 2	Mutual Fund (2,692.238 units)		**	30,342
Davis Government Bond Fund	Mutual Fund (636.13 units)		**	3,575
Pimco Total Return Fund	Mutual Fund (17,193.181 units)		**	186,546
Collective Trust Fund
MetLife Stable Value Fund	Common/Collective Trust 5,672.854 units)		**	803,525
Total Investments at fair value			**	3,059,539
PLAN SPONSOR'S PARENT COMPANY COMMON STOCK
*Heritage Financial Group	Common Stock (67,852 shares)		**	842,721
LOANS
Notes receivable from participants	3.75% - 8.00%		**	24,641
CASH AND CASH EQUIVALENTS			**	44,181
		$	**	$3,971,082

* Represents a party-in-interest
** Cost information not included as investments are participant directed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

HERITAGEBANK OF THE SOUTH
401(k) PLAN

By:	/s/ T. Heath Fountain
T. Heath Fountain
Executive Vice President,
Chief Administrative Officer and
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: June 28, 2011